

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 31, 2018

Via E-mail
Mr. Albert M. Campbell, III
Chief Financial Officer
Mid-America Apartment Communities, Inc.
Mid-America Apartments, L.P.
6815 Poplar Ave., Suite 500
Germantown, TN 38138

> **Re:** **Mid-America Apartment Communities, Inc.**
> **Mid-America Apartments, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 23, 2018**

Dear Mr. Campbell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 38

1.   Based on footnote (1), it appears that interest expense related to variable-rate debt that is not subject to an interest rate swap agreement is not included. To the extent material, please revise your disclosures in future periodic reports to discuss the cash requirements for such variable-rate debt. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities